

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 23, 2009

via U.S. mail

Peter Ntephe
Interim Chief Executive Officer
ERHC Energy Inc.
5444 Westheimer Road
Suite 1440
Houston, TX 77056

>   **Re: ERHC Energy Inc.**
>   **Annual Report on Form 10-K**
>   **for Fiscal Year Ended September 30, 2007**
>   **Filed December 14, 2007**
>   **Annual Report on Form 10-K**
>   **For Fiscal Year Ended September 30, 2008**
>   **Filed December 15, 2008**
>   **Supplemental Response Submitted January 2, 2009**
>   **File No. 0-17325**

Dear Mr. Ntephe:

    We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   As applicable, please ensure consistency of disclosure throughout your annual report on Form 10-K for the fiscal year ended September 30, 2007 and your annual report on Form 10-K for the fiscal year ended September 30, 2008. Where comments on a filing's disclosure are applicable to disclosure in the other filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments. For example, we note that you did not include in the 2008 Form 10-K the risk factors relating to your working capital and the volatility of foreign governments that you intended to include in the 2007 Form 10-K.

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007

General

2.   Please ensure that you file all material contracts with your amended annual report.

Risk Factors, page 15

3.   Please revise your filing to include the risk factor disclosure regarding the
        volatility of foreign governments that you had proposed in your March 26, 2008
        submission. For example, such disclosure noted the risk that the volatility of
        foreign governments presented to the value of your oil and natural gas exploration
        concessions and your ability to exploit your participation agreements. See prior
        comment 7 from our February 27, 2008 letter.

4.   In addition, with respect to your annual report on Form 10-K for the fiscal year
        ended September 30, 2008, we note your disclosure that on November 3, 2008
        you filed suit in connection with the failure of the relevant governmental
        authorities to provide clarification of your rights in JDZ Blocks 5 and 6 following
        media reports stating that the Joint Ministerial Counsel of the Nigeria-Sao Tome
        and Principe Joint Development Zone had approved your removal from the
        blocks. Please provide related risk factor disclosure in your annual report on
        Form 10-K for the fiscal year ended September 30, 2008.

Management's Discussion and Analysis of Financial Condition and Plan of Operation,
page 25

Liquidity and Capital Resources, page 29

5.   We note your response to prior comment 5 from our November 6, 2008 comment
        letter and reissue such comment. With respect to the discussion of your working
        capital requirements in the context of planned operations, please advise why you
        have not included in your supplemental response the discussion that you had
        proposed in your March 26, 2008 submission. For example, we note that such
        proposed disclosure stated, in the context of liquidity and capital resources, that
        your working capital requirements for 2008 would be approximately $2,000,000
        and that the commencement of drilling operations was not expected to have a
        significant impact on your working capital requirements because your consortium
        partners are responsible for drilling and exploration costs. You had also proposed
        in such submission to disclose that management believed that your current cash
        resources would be adequate to maintain your planned operations throughout the
        drilling and exploration phase of existing participation agreements. See also prior

comment 10 from our February 27, 2008 comment letter. Please also include this information in the risk factor "The Company has limited sources of working capital."

Controls and Procedures, page 62

Management's Annual Report on Internal Control Over Financial Reporting, page 62

6.   We note your response to prior comment 9 from our November 6, 2008 comment letter and reissue the relevant portion of such comment. Please revise your disclosure to provide your management's conclusion regarding the effectiveness of internal control over financial reporting as of September 30, 2007.

Directors and Executive Officers of the Registrant; and Corporate Governance, page 63

Compensation of Directors, page 64

7.   We note your response to our prior comment 11. We also note that you did not include in your proposed disclosure the information regarding the value of 2007 common stock issuances that had been included in your October 15, 2008 supplemental response. As a result, you should disclose by footnote to the "Stock Awards" column to your table at page 64 the grant date fair value of the 2007 restricted stock awards as computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(iii) and (iv).

Identification of Exhibit, page 75

8.   We note your inclusion in your exhibit index of the "September 2003 WesternGeco Report on the Seismic Interpretation of blocks 1-9" as Exhibit 10.20. However, in prior comment 4 of our August 29, 2008 letter we indicated that we do not believe that such filing would be permitted by Item 102 of Regulation S-K. Please advise why this report is included in your exhibit index and confirm, if true, that you do not intend to file the report as an exhibit to your amended annual report.

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2008

Business, page 6

9.   You make reference at page 8 to significant "recoverable reserves potential" with respect to JDZ Block 4. In connection with such disclosure, please include the advisory language that, even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are

present in economically producible amounts. See prior comment 7 from our November 6, 2008 letter with respect to your annual report on Form 10-K for the fiscal year ended September 30, 2007.

Unresolved Staff Comments, page 16

10.   We note your disclosure that "Company management has responded to all [SEC] comments and is seeking approval of its responses." However, at the time that you filed your annual report, you had not responded to our comments issued on November 6, 2008. Please revise your filing accordingly.

Market For Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 19

11.   Please disclose the approximate number of holders of your common stock as of the latest practicable date. See Item 201(b) of Regulation S-K.

Liquidity and Capital Resources, page 26

12.   You state that "The Company believes that it has sufficient liquidity to meet working capital requirements for fiscal 2008." As fiscal 2008 has concluded, please update to state whether you have sufficient liquidity to meet working capital requirements for the next twelve months.

Controls and Procedures, page 61

Disclosure Controls and Procedures, page 61

13.   We note your disclosure that your "principal executive and principal financial officers have concluded that ERHC's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of September 30, 2007 to ensure that the information required to be disclosed by ERHC in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms." Revise to clarify, if true that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e) and prior comment 11 from our February 27, 2008 letter with respect to your annual report on Form 10-K for the fiscal year ended September 30, 2007.

Management's Annual Report on Internal Control Over Financial Reporting, page 61

14.   We note your disclosure regarding the effectiveness of your internal control over financial reporting as of September 30, 2008. Because effective internal control over financial reporting is not limited to ensuring that required information is accumulated and communicated to management to allow timely decisions regarding required disclosure, please revise your disclosure to simply state, if true, that your management concluded that your internal control over financial reporting was effective as of the relevant period. See prior comment 9 from our November 6, 2008 letter with respect to your annual report on Form 10-K for the fiscal year ended September 30, 2007.

Identification of Exhibit, page 63

15.   Please file all material contracts. See Item 601(b)(10) of Regulation S-K. For example, we note the inclusion of several material contracts in your exhibit index that were not included with your filing.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3611 with any questions.

                                                        Sincerely,

                                                        Anne Nguyen Parker
                                                        Branch Chief

cc: R. Winfrey
        T. Towner
        L. Nicholson